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Milan
Attention: Ruairi Regan
James Lopez

Re:         Opendoor Technologies Inc.

(formerly, Social Capital Hedosophia Holdings Corp. II)

Registration Statement on Form S-1

Filed December 21, 2020

File No. 333-251529

Ladies and Gentlemen:

We are in receipt of the oral comment communicated by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 23, 2020 to Rachel W. Sheridan of Latham & Watkins LLP with respect to the above-referenced registration statement on Form S-1 (the “Form S-1”). We are responding to your comment on behalf of Opendoor Technologies Inc., a Delaware corporation (“Opendoor Technologies”), formerly known as Social Capital Hedosophia Holdings Corp. II, a Cayman Islands exempted company (“SCH” or, in either case, the “Company”).

For ease of reference, we have set forth below the Staff’s comment and the Company’s response thereto.

Registration Statement on Form S-1 filed December 21, 2020

1.	We know that given you’re incorporated in Delaware and Social Capital Hedosophia Holdings II was incorporated in Cayman, advise us why you did not need to file a post-effective amendment to the S-4 filed on October 5th expressly adopting that registration statement as your own registration statement for all purposes under the Securities Act and the Securities Exchange Act. Also, tell us why any additional information to reflect material changes since the S-4 resulting from the domestication transaction should be adopted by the Delaware entity. Also, please advise us whether and how you determined you are a successor issuer for the purposes of the Securities Act, with registered securities that may be publicly traded on Nasdaq’s Global Select Market. We note that your S-1 says you started trading December 21st. We’d like to know with what securities you’re trading given you don’t have any that appear to be registered.

December 29, 2020

Response: We acknowledge the Staff’s comment and respectfully submit that a post-effective amendment to the Company’s registration statement on Form S-4 filed on October 5, 2020 (the “Form S-4”) is neither necessary nor appropriate because, under Delaware and Cayman Islands law, Opendoor Technologies is a continuation of SCH and is viewed as the same entity rather than two separate entities.

Executive Summary

•	A post-effective amendment to the Form S-4 is neither necessary nor appropriate because, under Delaware and Cayman Islands law, Opendoor Technologies is a continuation of SCH and is viewed as the same entity rather than two separate entities.

•	The Domestication (as defined below) fundamentally differs from a merger transaction under Delaware law, in that the Domestication involved a single continuing corporation, namely the Company (formerly SCH, now known as Opendoor Technologies), which moved its domicile from the Cayman Islands to Delaware.

•	To the extent that the Staff is of the view that the Domestication should be deemed analogous or comparable to a merger or consolidation transaction, Instruction No. 3 to the “Signatures” section of Form S-4 expressly contemplates that a Securities Act (as defined below) registrant may use the form where the registrant is “not yet in existence at the time the registration statement is filed” and imposes no requirement for the not-yet-formed registrant to file a post-effective amendment adopting the registration statement as its own.

•	All material changes relating to the Domestication were clearly and conspicuously disclosed in the Form S-4 at the time of effectiveness.

•	On December 18, 2020, the Company completed the Domestication, and a Form 25 notification of removal from listing and/or registration was filed to terminate the Company’s listing on the NYSE (as defined below). On the same date, the Company, now domesticated in Delaware and having changed its name to Opendoor Technologies, filed a Form 8-A registering its shares of common stock and warrants pursuant to Section 12(b) of the Exchange Act (as defined below) and disclosing the effects of the Domestication.

Registrations by the Company

Prior to its Domestication as a Delaware corporation, Opendoor Technologies was known as SCH, which was formed on October 18, 2019 as a Cayman Islands exempted company.

December 29, 2020

On April 27, 2020, SCH registered its initial public offering under the Securities Act of 1933, as amended (the “Securities Act”) and listed its Class A ordinary shares, redeemable warrants and units on the New York Stock Exchange (the “NYSE”). SCH concurrently registered its Class A ordinary shares, redeemable warrants and units pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) via Form 8-A filed on March 13, 2020 and amended on April 20, 2020.

On September 15, 2020, SCH and its wholly owned subsidiary, Hestia Merger Sub Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the operating company target, Opendoor Labs Inc., a Delaware corporation (“Opendoor Labs”). Pursuant to the terms of the Merger Agreement, Opendoor Labs would become the wholly owned subsidiary of SCH, which in turn was to domesticate from the Cayman Islands to Delaware (the “Domestication”) after which SCH would change its name to Opendoor Technologies immediately prior to the consummation of the merger (the “Merger”) of Merger Sub with and into Opendoor Labs. The Company was not a constituent entity of the Merger transaction, in which Merger Sub merged with and into Opendoor Labs, which as a result of the Merger became a wholly owned subsidiary of the Company.

On October 5, 2020, SCH filed the Form S-4 to register the issuances of (i) shares of Opendoor Technologies common stock in the Domestication, (ii) warrants to purchase shares of Opendoor Technologies common stock in the Domestication, (iii) shares of Opendoor Technologies common stock in connection with the Merger, (iv) shares of Opendoor Technologies common stock issuable upon the exercise of options to purchase Opendoor Technologies common stock outstanding immediately following the Merger and (v) shares Opendoor Technologies common stock issuable upon the settlement of restricted stock units outstanding immediately following the Merger.

After the initial filing of the Form S-4, the Company received written comments on October 30, 2020 from the Staff and on November 6, 2020 responded to the comments and filed a pre-effective amendment to the Form S-4. The Company received additional comments on November 16, 2020 from the Staff and on November 24, 2020 responded to the comments and filed an additional pre-effective amendment to the Form S-4. On November 25, 2020, the Company received an additional oral comment and filed a final pre-effective amendment to the Form S-4. On November 27, 2020, the Staff accelerated effectiveness of the Form S-4.

On December 18, 2020, SCH completed its domestication from the Cayman Islands to Delaware, changed its name to Opendoor Technologies and was immediately deemed under Delaware law to have commenced its existence in Delaware from the date that SCH was first incorporated. The Company has maintained its existence throughout the Domestication process, and Opendoor Technologies and SCH are deemed to be one and the same entity, with Opendoor Technologies viewed as a legal continuation of SCH.

On December 21, 2020, Opendoor Technologies filed the Form S-1 with the SEC.

December 29, 2020

Neither the Domestication nor the name change caused the Company to become a different entity, and the Company as it exists today under Delaware law is deemed to be the same legal person since its formation under Cayman Islands law on October 18, 2019. In other words, Opendoor Technologies is the same registrant and issuer as SCH and, in each case, the same entity filed all three registration statements under the Securities Act (File Nos. 333-237864, 333-249302 and 333-251529), as well as the two registration statements under the Exchange Act (Form 8-A filed March 13, 2020 and Form 8-A filed December 18, 2020).

Succession to Exchange Act Reporting Obligations

Before addressing the Staff’s questions relating to successor status under the Securities Act, we first summarize the steps that Company and the operating company, Opendoor Labs took in compliance with applicable registration and reporting requirements under the Exchange Act, and Rule 12g-3 and Form 8-K thereunder. We begin our analysis with the succession that occurred under Exchange Act Rule 12g-3 for purposes of (i) emphasizing that succession under the Exchange Act works separately and independently from the concept of succession under the Securities Act; and (ii) demonstrating that the Company has complied in all respects with the applicable requirements of both the Exchange Act and the Securities Act.

As an initial matter, the term “succession” under Exchange Act Rule 12b-2 is broader than the same term under Securities Act Rule 405 because a succession for purposes of the Exchange Act specifically includes the acquisition of control of a shell company. Exchange Act Rule 12b-2 defines “succession” to mean:

the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer; or the acquisition of control of a shell company in a transaction required to be reported on Form 8-K . . . in compliance with Item 5.01 of that Form . . . . Except for an acquisition of control of a shell company, the term does not include the acquisition of control of a business unless followed by the direct acquisition of its assets. The terms succeed and successor have meanings correlative to the foregoing.1

In 2005, the SEC amended the definition of “succession” under Exchange Act Rule 12b-2 to include “the acquisition of control of a shell company” reportable under Item 5.01 of Form 8-K to “require a non-public acquiring company to succeed to the reporting obligations of a shell company and become a reporting company.”2 The SEC explained: “For a shell company with securities registered under Section 12 of the Exchange Act, this will occur because Exchange Act Rule 12g-3 will, with limited exceptions, impose Section 12 registration on the securities of the acquiror without the necessity of filing an Exchange Act registration statement.”3 Before this amendment to Rule 12b-2, a transaction where a shell company merged with and into a formerly private company (with the formerly private company surviving) would not constitute a “succession” of the surviving entity because the definition of “succession” in Exchange Act Rule 12b-2 requires that the acquiring company acquire a “going business,” and the Staff did not consider a shell company to be a “going business.”4 However, the definition of “succession” under Securities Act Rule 405 does not include a similar concept relating to the acquisition of control of a shell company. The Rule 12b-2 amendment was intended to require the “non-public acquiring company to succeed to the reporting obligations” under the Exchange Act.5

1 Exchange Act Rule 12b-2 (emphasis added) (highlighting additional clause regarding shell company acquisition that is contained in the definition of “succession” under Exchange Act Rule 12b-2 but not included in the definition of “succession” under Securities Act Rule 405).

2 Release No. 33-8587 (Aug. 22, 2005) at 12.

3 Id.

December 29, 2020

Since the consummation of the transactions described in the Form S-4, the Company has complied in all respects with the registration and reporting requirements under Exchange Act Rule 12g-3 and Form 8-K.

On December 18, 2020, the Company completed the Domestication, and a Form 25 notification of removal from listing and/or registration was filed to terminate the Company’s listing on the NYSE. On the same date, the Company, now domesticated in Delaware and having changed its name to Opendoor Technologies, filed a Form 8-A registering its shares of common stock and warrants pursuant to Section 12(b) of the Exchange Act and disclosing the effects of the Domestication:

This Registration Statement on Form 8-A is being filed by Opendoor Technologies Inc. (the “Company”), formerly known as Social Capital Hedosophia Holdings Corp II., with the [SEC] in connection with the transfer of the listing of the Company’s common stock, par value $0.0001 per share . . . , and its warrants to purchase shares of Company Common Stock . . . from the New York Stock Exchange . . . to The Nasdaq Global Select Market.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Company Common Stock and Company Warrants.

The description of the Company Warrants registered hereunder is set forth under the heading “Description of Securities” in the prospectus, dated as of April 27, 2020 (File Nos. 333-236774 and 333-237864) and filed with the SEC on April 29, 2020, and is incorporated herein by reference. The description of the Company Common Stock registered hereunder is set forth under the heading “Description of Opendoor Technologies Securities” in the definitive proxy statement / prospectus, dated as of November 27, 2020 (File No. 333-249302) and filed with the SEC on November 30, 2020, and is incorporated herein by reference.

4 Id. at 12 n. 36.

5 See id.

December 29, 2020

The Company was eligible to use a Form 8-A to register its shares of common stock and warrants under the Exchange Act because it was subject to SEC reporting requirements under Sections 13 or 15(d) of the Exchange Act.

That same day, in accordance with Exchange Act Rule 12g-3(f), upon completion of the Domestication and the Merger, Opendoor Technologies (formerly SCH) filed a current report on Form 8-K disclosing information required under Form 8-K Items 1.01, 2.01, 3.02, 3.03, 4.01, 5.01, 5.02, 5.03, 5.06 and 9.01.6 The disclosure included a description of the effects of both the Domestication and the Merger:

On December 18, 2020, as contemplated by the Merger Agreement and described in the section titled “Domestication Proposal” beginning on page 124 of the final prospectus and definitive proxy statement, dated November 27, 2020 . . . and filed with the [SEC], SCH filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH was domesticated and continues as a Delaware corporation, changing its name to “Opendoor Technologies Inc.” . . . .

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A ordinary shares”), automatically converted, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Opendoor Technologies (the “Opendoor Technologies common stock”); (2) each then issued and outstanding redeemable warrant of SCH (the “SCH warrants”) automatically converted into a redeemable warrant to acquire one share of Opendoor Technologies common stock (the “Opendoor Technologies warrants”); and (3) each of the then issued and outstanding units of SCH that had not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof (the “SCH units”), were cancelled and entitled the holder thereof to one share of Opendoor Technologies common stock and one-third of one Opendoor Technologies warrant. No fractional shares will be issued upon exercise of the Opendoor Technologies warrants.

On December 18, 2020, as contemplated by the Merger Agreement and described in the section titled “BCA Proposal” beginning on page 82 of the Proxy Statement/Prospectus, Opendoor Technologies consummated the merger transaction contemplated by the Merger Agreement, whereby Merger Sub merged with and into [Opendoor Labs], the separate corporate existence of Merger Sub ceasing and [Opendoor Labs] being the surviving corporation and a wholly owned subsidiary of Opendoor Technologies .. . . .

6 We note that filing a Form 8-K is not a condition to succession under Rule 12g-3; the succession occurs as a matter of law under the rule. The Form 8-K is a stand-alone filing obligation.

December 29, 2020

Thereafter, the shares of common stock of Opendoor Technologies (formerly SCH) began trading on The Nasdaq Global Select Market on December 21, 2020 under the ticker symbol “OPEN,” and the warrants began trading under the symbol “OPENW.” As a result of the foregoing steps, the Company complied with the applicable requirements under Exchange Act Rule 12g-3, as well as the Company’s obligation to file the Form 8-K reporting the completion of the Merger and incorporating the required Form 10 information regarding Opendoor Labs.

Domestication Process

Before turning to succession for Securities Act purposes, we next summarize both the governing law applicable to the Domestication and the Company’s disclosure in the Form S-4 regarding the Domestication.

Applicable Law Governing the Domestication

A domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”) differs fundamentally from a merger. “Unlike a merger, which recognizes the existence of at least two constituent entities, a company proceeding through a . . . domestication .. . . is recognized as a single entity that retains its corporate personality while migrating and/or transforming into a seemingly different entity.”7

As described in the Form S-4, the Cayman Islands Companies Law permits a Cayman Islands exempted company to discontinue from Cayman Islands and continue in an appointed jurisdiction, such as Delaware, as if it had been incorporated under the laws of the other jurisdiction. Section 388 of the DGCL provides that an entity organized in a foreign country may become domesticated as a corporation in Delaware by filing a certificate of incorporation and a certificate of domestication stating that the domestication has been approved as provided in the governing documents of the foreign entity or under applicable foreign law.

Under Delaware law, once the certificate of domestication is effective, the non-U.S. entity is subject to all of the provisions of the DGCL and the existence of the corporation is deemed to have commenced on the date the non-U.S. entity commenced its existence in the jurisdiction in which it was first formed or incorporated. Specifically, the DGCL describes the effect of the domestication process:

Upon the certificate of corporate domestication and the certificate of incorporation becoming effective in accordance with § 103 of this title, the non-United States entity shall be domesticated as a corporation in this State and the corporation shall thereafter be subject to all of the provisions of this title, except that notwithstanding §106 of this title, the existence of the corporation shall be deemed to have commenced on the date the non-United States entity commenced its existence in the jurisdiction in which the non-United States entity was first formed, incorporated, created or otherwise came into being.8

7 Emeritz & Schoenberg, “Conversion, Domestication, Transfer, and Continuation of Entities under the DGCL,” Business Law Today (Apr. 21, 2020), available at https://www.americanbar.org/groups/business_law/publications/blt/2020/05/dgcl/ (emphasis added).

December 29, 2020

As a result of a domestication, there is no successor entity – instead, the domestication results in a transfer of the corporation’s jurisdiction of incorporation from the non-U.S. jurisdiction to Delaware.

Sections 388(i) and 388(j) of the DGCL further provide that, upon domesticating in Delaware: (i) the domesticated corporation shall be deemed to be the same entity as the domesticating non-U.S. entity, and the domestication shall constitute a continuation of the existence of the non-U.S. entity in the form of a Delaware corporation; (ii) all rights, privileges and powers, as well as all property, of the non-U.S. entity shall remain vested in the Delaware corporation; (iii) all debts, liabilities and duties of the non-U.S. entity shall remain attached to the Delaware corporation and shall be enforceable against it to the same extent as if originally incurred by it; and (iv) the domestication shall not be deemed a dissolution of the non-US entity (unless otherwise agreed or required under foreign law).

Section 388(j) of the DGCL provides that, following a domestication, the existence of the non-U.S. entity remains intact and it is not required to wind up its affairs or pay its liabilities and distribute its assets, and the domestication does not cause or constitute a dissolution of the non-U.S. entity. If, following domestication, a non-U.S. entity that has become domesticated continues its existence in the foreign jurisdiction in which it was existing immediately prior to domestication, the corporation and the non-U.S. entity shall, for all purposes of the DGCL, constitute a single entity incorporated and existing under the laws of the State of Delaware and the laws of the foreign jurisdiction. Section 388(j) specifically provides that domestication “shall constitute a continuation of the existence of the domesticating non-U.S. entity in the form of a corporation of [Delaware].” Further, all of the rights, privileges, and powers of the non-U.S. entity that has been domesticated, as well as all of its property (real, personal, and mixed) and all debts due to it, shall remain vested in and be the property of the corporation to which the non-U.S. entity has been domesticated (and also in the non-U.S. entity, if and for so long as the non-U.S. entity continues its existence in the foreign jurisdiction).

As a result of the Domestication, Delaware law provides that the Company is recognized as a single entity, formerly incorporated under the law of the Cayman Islands, that retains its corporate personality while transforming into a seemingly different, albeit legally identical, entity that is now incorporated under the laws of Delaware.

8 DGCL Section 388(d) (emphasis added).

December 29, 2020

Disclosure Regarding the Domestication

The Company clearly and conspicuously disclosed all of these effects in the Form S-4. Most notably, the Company clearly stated on the cover page of the Form S-4 that SCH would domesticate in Delaware and change its name to Opendoor Technologies:

Immediately prior to the consummation of the Merger described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”), Social Capital Hedosophia Holdings Corp. II, a Cayman Islands exempted company (“SCH”), intends to effect a deregistration under the Cayman Islands Companies Law (2020 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by SCH (after the Domestication), the continuing entity following the Domestication, which will be renamed “Opendoor Technologies Inc.” (“Opendoor Technologies”), as further described in the proxy statement/prospectus. As used herein, “Opendoor Technologies” refers to SCH after the Domestication, including after such change of name.

Furthermore, the first paragraph on the first page of the combined proxy statement and prospectus included in the Form S-4 states that (i) the Company would domesticate and change its name to Opendoor Technologies and (ii) the Company’s wholly owned subsidiary, would merge with and into the operating company target, Opendoor Labs:

The board of directors of Social Capital Hedosophia Holdings Corp. II, a Cayman Islands exempted company (“SCH” and, after the Domestication as described below, “Opendoor Technologies”), has unanimously approved (1) the domestication of SCH as a Delaware corporation (the “Domestication”); (2) the merger of Hestia Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of SCH, with and into Opendoor Labs Inc. (“Opendoor”), a Delaware corporation (the “Merger”), with Opendoor surviving the Merger as a wholly owned subsidiary of Opendoor Technologies, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 15, 2020, by and among SCH, Merger Sub and Opendoor, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, SCH will change its name to “Opendoor Technologies Inc.”

In Proposal No. 2 of the Form S-4, the Company solicited the vote of its shareholders on a proposal to complete the Domestication. The Domestication was a condition to closing of the Merger and was referenced throughout the Form S-4, including on page 124, where the process and effect of the Domestication is described:

December 29, 2020

In accordance with SCH’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, SCH will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH will be domesticated and continue as a Delaware corporation.

Proposal No. 2 in the Form S-4 also references the section entitled “Comparison of Corporate Governance and Shareholder Rights” (starting on page 258) which outlines similarities and differences in the corporate governance and stockholder/shareholder rights associated with the Company before and after the domestication according to applicable law or the organizational documents applicable to the Company under the law of the Cayman Islands as compared to the law of Delaware.

The Form S-4 also described the unitary and continuous existence of the Company both before and after the Domestication on page 125 under the heading “Expected Accounting Treatment of the Domestication” (emphasis added):

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the Company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Opendoor Technologies immediately following the Domestication will be the same as those of SCH immediately prior to the Domestication.

On December 17, 2020, the shareholders of the Company approved the Domestication proposal by a 99.98% margin (with 33,451,747 votes for the Domestication proposal, 8,017 votes against the Domestication proposal and 21,185 abstentions). Shareholders of the Company also approved the Merger by the same margin (with 33,462,028 votes for the Merger, 5,532 votes against the Merger and 13,389 abstentions). These vote results were reported on a current report on Form 8-K filed by the Company on December 17, 2020.

Securities Act Registration by Entity “Not Yet in Existence”

As described above, the Domestication fundamentally differs from a merger transaction under Delaware law, in that the Domestication involved a single continuing corporation, namely the Company (formerly SCH, now known as Opendoor Technologies), which moved its domicile from the Cayman Islands to Delaware. Even if the Domestication were deemed to involve two separate entities, however, the Company has already fully complied with the applicable requirements of Form S-4 with respect to the Domestication.

In particular, Form S-4 expressly contemplates that a Securities Act registrant may use the form where the registrant is “not yet in existence at the time the registration statement is filed” and imposes no requirement for the not-yet-formed registrant to file a post-effective amendment adopting the registration statement as its own:

December 29, 2020

If the securities to be offered are those of a corporation not yet in existence at the time the registration statement is filed which will be a party to a consolidation involving two or more existing corporations, then each such existing corporation shall be deemed a registrant and shall be so designated on the cover page of this Form, and the registration statement shall be signed by each such existing corporation and by the officers and directors of each such existing corporation as if each such existing corporation were the registrant.9

To be clear, we do not believe this instruction necessarily applies to the Company, given its unitary existence throughout the Domestication process. However, to the extent that the Staff is of the view that the Domestication should be deemed analogous or comparable to a merger or consolidation transaction, the SEC expressly permits the use of Form S-4 by a not-yet-formed registrant, provided that “each . . . existing corporation shall be deemed a registrant and shall be so designated on the cover page.” As described above, the Company’s Form S-4 complied with this precise requirement with respect to the Company (formerly SCH, now known as Opendoor Technologies).

Succession under Securities Act Rule 405

Under the established principles of successor registration under the Securities Act, a post-effective amendment to the Form S-4 is neither necessary nor appropriate, and attached as Exhibit A is a list of several domestications where no post-effective amendment was filed. As described above with respect to the Domestication, Opendoor Technologies is one and the same registrant as SCH, rather than SCH’s successor registrant for Securities Act purposes.

Securities Act Rule 405 defines “succession” to mean (emphasis added):

the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer. The term does not include the acquisition of control of a business unless followed by the direct acquisition of its assets. The terms succeed and successor have meanings correlative to the foregoing.

The Domestication did not entail any “merger, consolidation, purchase, or other direct transfer” of assets comprising a “going business,” but instead transferred the Company’s domicile from the Cayman Islands to Delaware. Moreover, prior to the completion of the Merger, the Company was a shell company rather than a “going business,” and Opendoor Labs (the operating company target) was not the Form S-4 registrant.

Successor Registration under Securities Act Rule 414

Securities Act Rule 414 applies when an issuer “has been succeeded” by another issuer.10 The rule provides the conditions for permitting a registered offering to continue without a new registration when there is merely a reincorporation in another state: (a) the successor must be a mere shell with nothing more than nominal assets or liabilities immediately prior to the succession; (b) the succession must occur “by a merger or similar succession pursuant to statutory provisions”; (c) the predecessor’s security holders much approve the succession at a meeting for which proxies are solicited or information is furnished under Section 14 of the Exchange Act; and (d) the successor must file an amendment expressly adopting the registration statement as its own.11

9 Form S-4, “Signatures” Instruction No. 3 (emphasis added).

10 Securities Act Rule 414 (emphasis added).

December 29, 2020

Two aspects of Securities Act Rule 414 are relevant to the Staff’s comment:

First, the rule requires a succession to have occurred, and for the reasons described above, the Domestication did not involve a succession within the meaning of Securities Act Rule 405, even though a succession did occur for Exchange Act reporting purposes under the broader definition contained in Exchange Act Rule 12b-2.

Second, the SEC adopted Securities Act Rule 414 as an elective accommodation to allow issuers to avoid repeating the full registration process after completing a reincorporation merger or similar transaction. The SEC explained that Securities Act Rule 414 “provides a means whereby an offering of registered securities by a predecessor company may be continued by its successor without repeating the full process of registration where the purpose of the succession is merely to change the State of incorporation of the registrant.”12 In other words, Securities Act Rule 414 was intended as an accommodation for issuers that had undergone a reincorporation transaction so that their successor need not repeat the full registration process. Indeed, the SEC specifically noted that “registration pursuant to [Securities Act Rule 414] is optional with successor issuers and the rule imposes no additional duties or obligations on registrants under the Act.”13

Conclusion

Based on the foregoing, it is neither necessary nor appropriate for the Company to file a post-effective amendment to the Form S-4 expressly adopting the Form S-4 for all purposes under the Securities Act and the Exchange Act. The Company identified as the registrant in the Form S-1 is, under Delaware law and as described in the Form S-4, the same legal person identified as the registrant in the Form S-4 (via the Domestication process and name change). The Form S-4 described in detail all of the material effects resulting from the Domestication. The Domestication did not involve a succession within the meaning of Securities Act Rule 405 because Opendoor Technologies is a continuation of SCH, such that the Company both before and after the Domestication is one and the same legal person. Finally, the Company respectfully submits that the Form S-4, together with the Form 8-A filed December 18, 2020, clearly describe the nature of the Company’s securities that are trading on The Nasdaq Global Select Market.

*   *   *   *   *

11 Loss, Seligman & Paredes, Securities Regulation, Section 2.C.3 (6th ed. 2018) at n. 101 (citing Release No. 33-4894 (Jan. 24, 1968)) (emphasis added).

12 Release No. 33-4894 (Jan. 24, 1968) (emphasis added).

13 Id. (emphasis added).

December 29, 2020

Please do not hesitate to contact me at (202) 637-2139 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	Carrie Wheeler, Opendoor Technologies Inc.
Elizabeth Stevens, Opendoor Technologies Inc.
Shagufa R. Hossain, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

1.	Reviva Pharmaceuticals Holdings, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001742927&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1742927/000110465920122454/tm2027235-9_s4a.htm

2.	Virgin Galactic Holdings, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001706946&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1706946/000119312519264113/d785777ds4a.htm

3.	Zomedica Corp.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001684144&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1684144/000117184320007181/s4a_102220.htm

4.	Whole Earth Brands, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001753706&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1753706/000110465920058995/tm2016133-1_s4a.htm

5.	Ranpak Holdings Corp.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001712463&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1712463/000121390019005942/fs42019a1_onemadison.htm

6.	Utz Brands, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001739566&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1739566/000110465920089393/tm2021978-7_s4a.htm

7.	Digital Media Solutions, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001725134&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1725134/000119312520175574/d792935ds4a.htm

8.	Cerevel Therapeutics Holdings, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001805387&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1805387/000119312520262639/d43082ds4a.htm

9.	Target Hospitality Corp.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001712189&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1712189/000114420419006748/tv512558-s4a.htm

10.	Repay Holdings Corporation: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001720592&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1720592/000121390019011102/fs42019a4_thunderbridge.htm

11.	Accel Entertainment, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001698991&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1698991/000119312519273377/d763688ds4a.htm

12.	Organogenesis Holdings Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001661181&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1661181/000104746918007402/a2237218zs-4a.htm

13.	Xynomic Pharmaceuticals Holdings, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001697805&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1697805/000121390019007565/fs42018a5_bisoncapitalacq.htm

14.	WillScot Mobile Mini Holdings Corp.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001647088&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1647088/000114420417054201/tv477652_s4a.htm

15.	Rimini Street, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001635282&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1635282/000156761917001867/s001739x10_s4a.htm

16.	DermTech, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001651944&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1651944/000119312519211417/d759407ds4a.htm

17.	Phunware, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001665300&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1665300/000121390018015448/fs42018a5_stellaracq3.htm

18.	Kingsway Financial Services, Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001072627&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1072627/000119312518327361/d625282ds4a.htm

19.	BrightSphere Investment Group Inc.: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001748824&owner=exclude&count=40

Final S-4: https://www.sec.gov/Archives/edgar/data/1748824/000174882419000024/s-4amendment4xprojecthomec.htm